Exhibit 12.1
FANNIE MAE
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	For the Year Ended December 31,
	2005	2004	2003	2002
Earnings:
Income before extraordinary gains (losses) and cumulative effect of change in accounting principle, net of taxes	$6,294	$4,975	$7,852	$3,914

Add:
Total interest expense	33,339	29,737	29,587	32,498
Provision for federal income taxes	1,277	1,024	2,434	840
Loss from partnership investments (1)	849	702	637	509
Capitalized interest	11	16	19	17
Minority interest in earnings of consolidated subsidiaries	2	8	—	—

Earnings, as adjusted	$41,772	$36,462	$40,529	$37,778

Fixed charges:
Total interest expense	$33,339	$29,737	$29,587	$32,498
Capitalized interest	11	16	19	17

Total fixed charges	$33,350	$29,753	$29,606	$32,515

Ratio of earnings to fixed charges	1.25:1	1.23:1	1.37:1	1.16:1

(1)	Includes amortized capitalized interest related to our partnership investments of $9 million, $5 million, $5 million and $4 million for the years ended December 31, 2005, 2004, 2003 and 2002, respectively.